SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                         Amendment No. 2



                      L. LURIA & SON, INC.
                        (Name of Issuer)



                  Common Stock, $0.01 Par Value
                 (Title of Class of Securities)




                           550484-10-9
                         (CUSIP Number)






Check the following box if a fee is being paid with this statement
[   ].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).





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                      CUSIP No. 550484 10 9

(1)  Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Persons
     Nancy Luria-Cohen

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)  (a)           (b)

(3)  SEC Use Only

(4)  Citizenship or Place of Organization     U.S.A.

     Number of        (5)   Sole Voting Power         256,791(1)
   Shares Bene-
     ficially         (6)   Shared Voting Power        57,954(2)
     Owned by
   Each Report-       (7)   Sole Dispositive Power    256,439(1)
    ing Person
       With           (8)   Shared Dispositive Power   57,954(2)

(9)   Aggregate Amount Beneficially Owned by Each Reporting
      Person    314,745(1)(2)(3)

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)    [X]

(11)  Percent of Class Represented by Amount in Row (9)   7.3%(4)

(12)  Type of Reporting Person (See Instructions)       IN



(1) Includes 2,464 shares of Common Stock (including 352 shares held pursuant to Issuer's 401(k) plan, with respect to which Ms. Cohen does not have dispositive power) 250,994 shares of Class B Stock, all of which are immediately convertible into Common Stock, and 3,333 shares of Common Stock issuable upon exercise of presently exercisable options. Voting power is calculated assuming conversion of Class B Stock into Common Stock. Shares of Class B Stock are entitled to ten votes for each share held and vote separately as a class for the election of directors. Class B shares are entitled to elect 75% of the directors of the Issuer, rounded down to the nearest whole number. At December 31, 1994, Nancy Luria-Cohen had shares of capital stock entitling her to approximately 16.9% of the voting rights of the Issuer on all matters other than the election of directors, taking into consideration the ten votes for each share of Class B Stock.

(2) Includes 29,000 shares of Class B Stock held as co-trustee with her brother, Henry S. Luria, for the benefit of Leonard Luria, her father, and 28,954 shares of Class B Stock held as co-trustee with Henry S. Luria for the benefit of Gloria Luria, her mother. All of such shares are immediately convertible into Common Stock.

(3) At December 31, 1994, 16,320 shares of the Issuer's Common Stock, 1,119,157 shares of the Issuer's Class B Stock and options to purchase 175,000 shares of Common Stock were held by Nancy Luria-Cohen's parents and siblings, not including 1,800 shares of Class B Stock held by the spouse of one of her siblings and 1,800 shares held by her husband, Dan Cohen, but including 127,457 shares of Class B Stock held in an intervivos trust with respect to which her mother, Gloria Luria, is a co-trustee and Ms. Luria-Cohen is a contingent beneficiary. Her parents or siblings and her husband, as applicable, have the power to vote, or to direct the voting of, and the power to dispose, or to direct the disposition of, the foregoing securities. Nancy Luria-Cohen disclaims beneficial ownership of such securities.

(4) Calculated on the basis of 3,972,724 shares of Common Stock outstanding on December 31, 1994, according to the Issuer. Also includes as outstanding the shares of Class B Stock and shares subject to options identified in footnote (1) above.


Item 1(a).  Name of Issuer:

            L. LURIA & SON, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5770 Miami Lakes Drive
            Miami, Florida 33014

Item 2(a).  Name of Person Filing:

            Nancy Luria-Cohen

Item 2(b). Address of Principal Business Office or, if none, residence:

            5770 Miami Lakes Drive
            Miami, Florida 33014

Item 2(c).  Citizenship:

            U.S.A.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 Par Value

Item 2(e).  CUSIP Number:

            550484 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

            Not applicable.

Item 4.     Ownership.

     (a)    Amount Beneficially Owned:    314,745(1)(2)(3).

     (b)    Percent of Class:    7.3%(4).


(1) Includes 2,464 shares of Common Stock (including 352 shares held pursuant to Issuer's 401(k) plan, with respect to which Ms. Cohen does not have dispositive power), 250,994 shares of Class B Stock, all of which are immediately convertible into Common Stock, and 3,333 shares of Common Stock issuable upon exercise of presently exercisable options. Voting power is calculated assuming conversion of Class B Stock into Common Stock. Shares of Class B Stock are entitled to ten votes for each share held and vote separately as a class for the election of directors. Class B shares are entitled to elect 75% of the directors of the Issuer, rounded down to the nearest whole number. At December 31, 1994, Nancy Luria-Cohen had shares of capital stock entitling her to approximately 16.9% of the voting rights of the Issuer on all matters other than the election of directors, taking into consideration the ten votes for each share of Class B Stock.

(2) Includes 29,000 shares of Class B Stock held as co-trustee with her brother, Henry S. Luria, for the benefit of Leonard Luria, her father, and 28,954 shares of Class B Stock held as co-trustee with Henry S. Luria for the benefit of Gloria Luria, her mother. All of such shares are immediately convertible into Common Stock.

(3) At December 31, 1994, 16,320 shares of the Issuer's Common Stock, 1,119,157 shares of the Issuer's Class B Stock and options to purchase 175,000 shares of Common Stock were held by Nancy Luria-Cohen's parents and siblings, not including 1,800 shares of Class B Stock held by the spouse of one of her siblings and 1,800 shares held by her husband, Dan Cohen, but including 127,457 shares of Class B Stock held in an intervivos trust with respect to which her mother, Gloria Luria, is a co-trustee and Ms. Luria-Cohen is a contingent beneficiary. Her parents or siblings and her husband, as applicable, have the power to vote, or to direct the voting of, and the power to dispose, or to direct the disposition of, the foregoing securities. Nancy Luria-Cohen disclaims beneficial ownership of such securities.

(4) Calculated on the basis of 3,972,724 shares of Common Stock outstanding on December 31, 1994, according to the Issuer. Also includes as outstanding the shares of Class B Stock and shares subject to options identified in footnote (1) above.



     (c)    Number of shares as to which such person has:

            (i)    sole power to vote or to       256,791(1)
                     direct the vote
            (ii)   shared power to vote or to      57,954(2)
                     direct the vote
            (iii)  sole power to dispose or to    256,439(1)
                     direct the disposition of
            (iv)   shared power to dispose or to    57,954(2)
                     direct the disposition of

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the
          class of securities, check the following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Not applicable.




Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.

          Not applicable.



(1) Includes 2,464 shares of Common Stock (including 352 shares held pursuant to Issuer's 401(k) plan, with respect to which Ms. Cohen does not have dispositive power), 250,994 shares of Class B Stock, all of which are immediately convertible into Common Stock, and 3,333 shares of Common Stock issuable upon exercise of presently exercisable options. Voting power is calculated assuming conversion of Class B Stock into Common Stock. Shares of Class B Stock are entitled to ten votes for each share held and vote separately as a class for the election of directors. Class B shares are entitled to elect 75% of the directors of the Issuer, rounded down to the nearest whole number. At December 31, 1994, Nancy Luria-Cohen had shares of capital stock entitling her to approximately 16.9% of the voting rights of the Issuer on all matters other than the election of directors, taking into consideration the ten votes for each share of Class B Stock.

(2) Includes 29,000 shares held as co-trustee with her brother, Henry S. Luria, for the benefit of Leonard Luria, her father, and 28,954 shares held as co-trustee with Henry S. Luria for the benefit of Gloria Luria, her mother. All of such shares are immediately convertible into Common Stock.


































                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 1995                      /s/ Nancy Luria-Cohen
                                         Nancy Luria-Cohen